FIRST FOUNDATION INC.

200 Crescent Court, Suite 1400

Dallas, Texas 75201

November 6, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	John Spitz
Ben Phippen
Todd Schiffman
Susan Block

Re:	First Foundation Inc.
Form 10-Q for the quarterly period ended June 30, 2023
Filed August 8, 2023
File No. 001-36461

Ladies and Gentlemen:

This letter sets forth the response of First Foundation Inc., a Delaware corporation (the “Company”), to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter dated October 17, 2023, concerning the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Form 10-Q”).  For ease of review, we have included the Staff’s comments in bold, followed in each case by our response.

Form 10-Q for quarterly period ended June 30, 2023

Deposits, page 48

1.

We note disclosure that as of June 30, 2023 you held $2.2 billion of brokered deposits, mostly comprised of certificates of deposit, compared to $1.3 billion of brokered deposits as of December 31, 2022 as disclosed on page 55 of your Form 10-K for the fiscal year ended December 31, 2022.  To the extent material, please revise future filings, beginning with your September 30, 2023 Form 10-Q, to provide additional quantitative and qualitative information explaining any material changes in your deposit base, such as increased reliance on brokered deposits, and the related impact on your funding costs and liquidity.  Please also discuss any factors driving such an increase in utilizing brokered deposits as a source of funding.  Please provide us with your proposed disclosures.

During the first and second quarters of 2023, our wholly-owned banking subsidiary, First Foundation Bank (the “Bank”) utilized brokered deposits on a larger scale compared to fiscal year 2022 levels as a component of its overall liquidity management strategy.  Following the closure of three regional banks in the first half of 2023 and the outflows of non-brokered deposits that followed, the Bank utilized brokered deposits as a means to replace some of this outflow and increase its on-balance liquidity.  Brokered deposits are higher-cost sources of funding compared to non-brokered deposits, so the Bank’s current focus is to increase core customer deposits to replace brokered deposits. We will revise future filings beginning with the September 30, 2023 Form 10-Q substantially as follows:

The Bank may utilize brokered deposits as a source of funding and as a component of its overall liquidity management process.  As of September 30, 2023, the Bank held $XX of brokered deposits, consisting of $XX in certificates of deposit and $XX in interest-bearing demand deposits and money market accounts.  As of December 31, 2022, the Bank held $XX of brokered deposits, consisting of $XX in certificates of deposit and $XX in money market accounts.  The increase (decrease) in brokered deposits was due to the Bank’s utilization of brokered deposits as a means to replace some of the outflow of non-brokered deposits that occurred following the closure of three regional banks in the first half of 2023 and for the purpose of increasing its on-balance liquidity.  The weighted average rate paid on brokered deposit balances was XX% and XX% for the quarter and nine months ended September 30, 2023, respectively.

2.

We note the discussion on page 23 of your Form 10-K for the fiscal year ended December 31, 2022 regarding the five largest bank depositors accounting for 20% of your total deposits. Please revise future filings, beginning with your September 30, 2023 Form 10-Q, to identify and describe significant concentrations in deposits or advise us why you believe such disclosure is not important to an understanding of your liquidity and material events and uncertainties.  Please provide us with your proposed disclosures.

As noted above, we disclosed our five largest bank depositor relationships on page 23 within Part I. Item 1A. Risk Factors in our Form 10-K for the fiscal year ended December 31, 2022.  We did not disclose a high concentration of large depositors in subsequent quarterly 10-Q filings because there were no material changes to this metric either quantitatively or qualitatively since December 31, 2022 as disclosed on page 56 within Part I, Item 3. Quantitative and Qualitative Disclosures About Market Risk in our Form 10-Q for the quarterly period ended June 30, 2023.  Quantitatively, the percentage of total deposits that were from large depositors did not change materially, and qualitatively the depositor relationships that comprised the totals remained the same.  Nevertheless, we will include disclosure beginning with the September 30, 2023 Form 10-Q of our large depositor relationships substantially as follows:

As of September 30, 2023, large depositor relationships, consisting of deposit relationships which exceed 2% of total deposits, accounted for, in the aggregate, XX% of our total deposits.  The composition of large depositor relationships did not change materially from either a quantitative or qualitative perspective since December 31, 2022.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 48

3.

We note your disclosure on page 21 of your Form 10-K for the fiscal year ended December 31, 2022 indicating that your loans are geographically concentrated. Please revise your Management's Discussion and Analysis in future filings, beginning with your September 30, 2023 Form 10-Q, to address your geographic loan concentrations. Please also revise future filings to disclose any significant loan concentrations subject to higher credit risk and how you are managing the risk and exposure. In this regard, we note the statement from your June 30, 2023 quarterly earnings call that you “have very little to no exposure to construction, hotels or commercial office space.” Please provide us with your proposed disclosures.

As noted above, we disclosed our loan concentration by geographic region on page 21 within Part I, Item 1A. Risk Factors in our Form 10-K for the fiscal year ended December 31, 2022.  We did not disclose loan concentration by geographic region in subsequent quarterly 10-Q filings because there were no material changes to this metric since December 31, 2022 as disclosed on page 56 within Part I, Item 3. Quantitative and Qualitative Disclosures About Market Risk in our Form 10-Q for the quarterly period ended June 30, 2023.  Nevertheless, we will include disclosure beginning with the September 30, 2023 Form 10-Q of our loan portfolio concentration by geographic area.

We disclosed our loan portfolio by product type on page 48 within Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Loans in our Form 10-Q for the quarterly period ended June 30, 2023.  This disclosure  included the December 31, 2022 comparative period balances.  Beginning with the September 30, 2023 Form 10-Q filing, we will add columns detailing each loan product’s percentage of total loan balances in order to provide additional information with respect to the loan portfolio’s concentration by product type and changes in these categories from period to period.  Any material changes within the loan product type will be explained along with any change in credit risk profile.  We will continue to further enhance the disclosures surrounding loan concentrations on an ongoing basis. See example disclosures below:

The loan portfolio is largely concentrated in the geographic markets in which we operate.  As of September 30, 2023, approximately XX% of the loans in our loan portfolio were made to borrowers who live and/or conduct business in California (XX%), Florida (XX%), and Texas (XX%).

The loan portfolio distribution by loan type is presented below:

Liquidity, page 53

4.

We note disclosure in separate sections of your filing regarding sources of liquidity (e.g., discussion of unused borrowing capacity on pages 28-29). Please revise future filings, beginning with your September 30, 2023 Form 10-Q, to further clarify your available sources of liquidity. Consider including tabular disclosure, separately by type of borrowing capacity and showing total borrowing capacity, less borrowings outstanding, to arrive at remaining capacity and then adding other sources of liquidity (i.e. cash and cash equivalents, securities) to arrive at total available liquidity. Please also discuss any parameters to access any borrowing capacity, as applicable. Please provide us with your proposed disclosures.

Beginning with the Form 10-Q filing for the period ended September 30, 2023 we will supplement our disclosure on borrowings to include information pertaining to unused borrowing capacity by available source.  This disclosure will be segregated by type of borrowing or credit facility (i.e. Federal Home Loan Bank, Federal Reserve Bank programs, and available uncommitted credit lines).  See example disclosure below:

NOTE 9: BORROWINGS

At September 30, 2023, our borrowings consisted of $XXX million in FHLB putable advances at the Bank, $XXX million of FHLB term advances at the Bank, $XX million in repurchase agreements at the Bank, and $XX million of borrowings under a holding company line of credit.  At December 31, 2022 our borrowings consisted of $XXX million in overnight FHLB advances at the Bank, $XXX million in federal funds purchased at the Bank, $XX million in repurchase agreements at the Bank, and $XX million of borrowings under a holding company line of credit.

FHLB Advances

The FHLB putable advances outstanding at September 30, 2023 had a weighted average life of XX years and a weighted average interest rate of XX%.  The putable advances can be called quarterly until maturity at the option of the FHLB beginning in January 2024.  The FHLB term advances bears an interest rate of XX% and matures on June 28, 2028.  FHLB advances are collateralized primarily by loans secured by single family, multifamily, and commercial real estate properties with a carrying value of $XX billion as of September 30, 2023. The Bank’s total unused borrowing capacity from the FHLB as of September 30, 2023 was $XX billion. The Bank had in place $XX million of letters of credit from the FHLB as of September 30, 2023, which are used to meet collateral requirements for deposits from the State of California and local agencies.

Federal Reserve Bank Borrowings:

The Bank has a secured line of credit with the Federal Reserve Bank of San Francisco (the “Federal Reserve Bank”) including the secured borrowing capacity through the Federal Reserve Bank’s Discount Window, Borrower-in-Custody (“BIC”), and Bank Term Funding (“BTFP”) programs.  Borrowings under the BIC program are overnight advances with interest chargeable at the primary credit borrowing rate.  Borrowings under the BTFP, which was established in March 2023, are for periods up to one year in length, with interest rates based on the one-year overnight index swap (“OIS”) rate plus a spread of 10 basis points.  BTFP borrowings are collateralized by eligible investment securities valued at par and provide an additional source of liquidity.  At September 30, 2023, the Bank had secured unused borrowing capacity of $XXX million under this agreement.  At September 30, 2023 and December 31, 2022, there were no balances outstanding under this agreement.

Uncommitted Credit Facilities:

The Bank has a total of $XXX million in borrowing capacity through unsecured federal funds lines, ranging in size from $XXX thousand to $XXX million, with four correspondent financial institutions.  At September 30, 2023, there were no balances outstanding under these arrangements.  At December 31, 2022, the Bank had outstanding borrowings with one of the institutions under these arrangements totaling $XXX million and an additional $XXX million outstanding separate from these agreements with the same financial institution.  The total $XXX million outstanding at December 31, 2022 were in the form of federal funds purchased and were paid in full in early March, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 53

5.

We note your disclosure that you monitor your liquidity in accordance with guidelines established by your Board of Directors, as well as your reference to your disclosure in your Annual Report on Form 10-K for fiscal year ended December 31, 2022. We note you state on page 61 of your Form 10-K that "The Board of Directors of FFB approves policies and limits governing the management of interest rate risk" and that "The asset / liability committee formed by these policies is responsible for monitoring our interest rate risk and providing periodic reports to the Board of Directors regarding our compliance with these policies and limits." Please revise future filings to include a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid changes in interest rates due to or as a result of exogenous or unknown factors. For example, please describe the Board of Directors' established liquidity guidelines and the Board of Directors' approved policies and limits governing management of interest rate risk. In addition, indicate whether you were in compliance with the guidelines, policies and limits. If not in compliance, discuss any planned actions to be taken to reestablish compliance. Please revise your future filings, beginning with your September 30, 2023 Form 10-Q, to include an enhanced discussion of your liquidity policy guidelines and metrics used to manage your liquidity, such as different types of funding or coverage ratios. Please also disclose compliance with each of these guidelines and metrics, or in the event of non-compliance, disclose any planned actions to ensure compliance. Please provide us with your proposed disclosures.

Beginning with the Form 10-Q filing for the period ended September 30, 2023, and continuing on a quarterly basis thereafter, we will include additional information surrounding interest rate risk and liquidity management practices, including how we seek to manage risks due to changes in interest rates and other material impacts on our operational facts and circumstances and whether the Bank was in compliance with Board of Directors’ approved policies and limits in regard to such.  If not in compliance, we will disclose planned actions to be taken to reestablish compliance.  We will continue to further enhance these disclosures on an ongoing basis.  The additional information surrounding liquidity management practices to be provided is shown below:

We believe our liquid assets and available liquidity sources is sufficient to meet current funding needs and that we have the ability to manage unplanned decreases or changes in funding sources, as well as abnormal and unexpected needs.  The Company regularly monitors liquidity to ensure levels are in compliance with minimum requirements established by our Board of Directors.  As of September 30, 2023, our available liquidity ratio was XX%, which is above the Company’s minimum policy requirement of XX%.  The Company regularly models liquidity stress scenarios to ensure that adequate liquidity is available, and has contingency funding plans in place, which are reviewed and tested on a regular, recurring basis.

Item 3. Quantitative and Qualitative Disclosures about Market Risk, page 56

6.

We note your disclosure that there have been no material changes to your quantitative and qualitative disclosures about market risk since December 31, 2022. Given the recent banking industry issues, the current economic environment, and your continued net interest margin compression during the three and six-months ended June 30, 2023 as disclosed on pages 38-39, please revise future filings, beginning with your September 30, 2023 Form 10-Q, to provide material updates to your interest rate risk disclosures (i.e. Gap Analysis, Net Interest Income Simulations, Economic Value of Equity Calculations) similar to the disclosures provided in your Form 10-K for the fiscal year ended December 31, 2022. Please ensure that your revised disclosures include a discussion of the key assumptions (e.g., future balance sheet composition, loan and deposit repricing, assumptions related to the magnitude of asset prepayments, earlier than anticipated deposit withdrawals, etc.) for each of these interest rate risk disclosures and a discussion of any changes in these key assumptions from period to period along with the factors driving these changes. Refer to Item 305(a)(1)(ii)(B) of Regulation S-K. Please provide us with your proposed disclosures.

Due to the short period of time between the date of this letter and the pending filing date of our 10-Q for the quarterly period ended September 30, 2023, we will begin to provide material updates to our interest rate risk disclosures (i.e. GAP Analysis, Net Interest Income Simulations, Economic Value of Equity Calculations) similar to the disclosures provided in our Form 10-K beginning with the March 31, 2024 Form 10-Q and quarterly thereafter.

7.

We note disclosure on page 61 of your Form 10-K for the fiscal year ended December 31, 2022 that the Board of Directors approves policies and limits governing the management of interest rate risk and that the asset/liability committee formed by these policies is responsible for monitoring your interest rate risk and providing periodic reports to the Board of Directors regarding compliance with these policies and limits. Please revise future filings, beginning with your September 30, 2023 Form 10-Q, to include a similar discussion enhanced to include a more detailed description of such material policies, the limits governing your management of interest rate risk, a discussion of the material information the asset/liability committee gains from these analyses (i.e. Gap Analysis, Net Interest Income Simulations, Economic Value of Equity Calculations), and any limitations of using these analyses. Additionally, to the extent there are significant changes in the outputs from these analysis from period to period, please discuss the factors driving the change(s). Please provide us with your proposed disclosures.

Beginning with the Form 10-Q filing for the period ended September 30, 2023, and continuing on a quarterly basis thereafter, we will include additional information surrounding the policies and limits governing the management of interest rate risk and asset/liability management as well as any significant changes related to such policies.  We will continue to further enhance these disclosures on an ongoing basis.  See example disclosure below:

Interest Rate Risk Management

Interest rate risk (“IRR”) refers to the vulnerability of an institution’s financial condition to movements in interest rates.  Excessive IRR poses a significant threat to an institution’s earnings and capital.  Change in interest rates affect an institution’s earnings by altering interest-sensitive income and expenses.  Changes in interest rates also affect the underlying value of an institution’s assets, liabilities, and off-balance sheet instruments because the present value of future cash flows (and in some cases, the cash flows themselves) change when interest rates change.  The Board of Directors of the Bank has adopted a policy to govern the management of the Bank’s exposure to IRR.  This policy is an integral part of the Bank’s overall asset/liability management.  The goals of this policy are to (1) optimize profits through the management of IRR; (2) limit the exposure of the Bank’s earnings and capital to fluctuations in interest rates; (3) ensure that the Bank’s management of IRR meets applicable regulatory guidelines.

We assess our interest rate exposure within our major balance sheet categories individually, as well as in our balance sheet holistically, focusing on the interest rate sensitivity of our assets and liabilities.  Our processes identify potential areas of vulnerability, particularly those influenced by fluctuations in market interest rates.  Our IRR assessment process considers the repricing and liquidity characteristics of various financial instruments, including loans, investment securities, deposits, and borrowings.  We establish a desired risk profile that aligns with our strategic goals and the prevailing interest rate environment.  This profile considers factors such as the mix of fixed and floating rate assets and liabilities, taking into account our outlook on interest rates.  We set clear policy limits and guidelines that guide our IRR management strategies, consistent with regulatory guidance.  We employ various strategies to mitigate IRR by managing our asset and liability mix, including adjusting the duration of our assets to align with our liabilities.  Our IRR management process is dynamic and includes regular monitoring and review.  Our management team conducts ongoing assessments of asset and liability maturities and repricing characteristics, ensuring they remain consistent with our desired risk profile.  By proactively identifying, assessing, and managing IRR, we aim to maintain the stability of our financial performance, protect interests of our stakeholders, and ensure our continued ability to meet the financial needs of our customers.

We appreciate the opportunity to respond to the Staff’s comments.  If you have any questions or require additional information regarding our response, please do not hesitate to contact me at (469) 638-9646.

Sincerely,

By:	/s/ JAMIE BRITTON
Name: Jamie Britton
Title: Chief Financial Officer